Dinur & Associates, P.C. Attorneys and Counselors	One Lakeside Commons 990 Hammond Drive, Suite 760 Atlanta, Georgia 30328 PHONE: (770) 395-3170 FACSIMILE: (770) 395-3171 E-MAIL: DDD@dinurlaw.com

August 7, 2006

VIA FACSIMILE: 202/772-9210
and Federal Express

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: Timothy Geisheiker

RE: Maverick Bancshares, Inc.;
Registration Statement on Form SB-2; Amendment No. 2
File No. 333-134731, filed August 7, 2006;
SEC's comment letter dated August 4, 2006 (the "Comment Letter")

Ladies and Gentlemen:

       In response to the matters raised in the Comment Letter, note the following:

  Page numbers are included in Amendment No. 2 as filed.

  Revised heading and disclosure regarding the options to be granted to BRI is included on the second page of the Registration Statement (in footnote 4), on pages 6, 18 and 42 of the Prospectus and Note 8 of the financial statements.

  The legal opinion has been revised to remove the limitations previously included therein.

  On July 24, 2006, the issuer received conditional approvals from the Texas Department of Banking and the FDIC with respect to the authority of Maverick Bank to conduct the banking business. Appropriate modifications are included in the cover page of the Prospectus and on pages 1, 5, 8, 14, 15, 26 and 48 of the Prospectus.

       We trust the foregoing to be responsive to the matters set forth in the Comment Letter and stand ready to take all other actions necessary for the effectiveness of the Registration Statement.

Very truly yours, /S/ Dan Daniel D. Dinur

DDD/mtl

cc:      William Friar
           Wayne M. Woodruff